Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

August 1, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 – Update on joint venture between Dr. Reddy’s Laboratories Limited and Nestlé India Limited

In furtherance to our letter dated April 25, 2024 and July 24, 2024, regarding execution of the Joint Venture Agreement dated April 25, 2024 between Dr. Reddy’s Laboratories Limited (“the Company”) and Nestlé India Limited (“Nestlé India”), and transfer of shares 49,000 equity shares of Rs. 10 each of “Dr. Reddy’s and Nestlé Health Science Limited” (formerly, Dr. Reddy’s Nutraceuticals Limited) (“JV Company”) by the Company to Nestlé India, this is to inform that:

a)	the Company has made an investment of Rs. 7,34,34,90,000/- in JV Company and the JV Company has allotted 73,43,49,000 Equity shares of Rs. 10/- each, at par, to the Company, on August 1, 2024. Further, the JV Company has also allotted 70,55,51,000 equity shares of Rs. 10 each, at par, amounting to Rs. 7,05,55,10,000/- to Nestlé India, on August 1, 2024.

Post the above allotment by the JV Company, the Company continues to hold 51% share capital, i.e., 73,44,00,000 Equity shares of Rs. 10/- and Nestlé India will also continue to hold 49% share capital, i.e., 70,56,00,000 Equity shares of Rs. 10/- in the said JV Company.

The details required under Regulation 30 of the SEBI Listing Regulations, read with SEBI Circular No. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023, with respect to the above acquisition is given in Annexure – A enclosed herewith.

b)	the Company has entered into definitive and conclusive License Agreement (“Agreement”) with JV Company, to permit the JV Company to undertake the business in relation to the Company’s licensed products, in the territory of India and Nepal. The said Agreement is effective from August 1, 2024.

The details required under Regulation 30 of the SEBI Listing Regulations, read with SEBI Circular No. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023, with respect to the above agreement is given in Annexure – B enclosed herewith.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Encl: as above

Annexure – A

Disclosure in terms of Regulation 30 of the SEBI Listing Regulations, read with SEBI Circular No. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023

Sl. No.	Particulars	Description
1	Name of the target entity, details in brief such as size, turnover etc.

“Dr. Reddy’s and Nestlé Health Science Limited” (formerly, Dr. Reddy’s Nutraceuticals Limited) (“JV Company”) (CIN: U46497TS2024PLC183328) is a company incorporated on March 14, 2024. The details of Equity Share Capital of JV Company is given below:

		Type of Capital	No. of shares	Face value (Rs.)	Total Share Capital (Rs.)
		Authorised Share Capital	1,50,01,00,000	10/-	15,00,10,00,000/-
		Paid-up Share Capital*	1,44,00,00,000	10/-	14,40,00,00,000/-
		*Post allotment of 1,43,99,00,000 Equity shares on August 1, 2024. The turnover or revenue or income and net worth details are not applicable. as the JV Company is a newly incorporated company.

2	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arms-length”

The JV Company is a related party to the Company. The transaction is done at “arms-length”. Save and except as mentioned herein, the promoter/ promoter group/ group companies of the Company do not have any interest in the above acquisition of the said equity shares of the JV Company.

3	Industry to which the entity being acquired belongs	Health and Wellbeing (medical nutrition, specialized nutrition, nutraceuticals, vitamins, minerals, herbals and supplements).
4	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)

The fund infused by the Company in the JV Company is in terms of Joint Venture Agreement dated April 25, 2024 between the Company and Nestlé India Limited (“Nestlé India”).

The subscription amount shall be utilized by the JV Company, to inter-alia acquire the respective nutritional health solutions business and/ or other resources from the Company and Nestlé India (“JV Partners”) as per the Joint Venture Agreement dated April 25, 2024 between the JV Partners and for general corporate purpose including working capital requirements of the JV Company.

The JV Company is into the business related to medical nutrition, specialized nutrition, nutraceuticals, vitamins, minerals, herbals and supplements, and related foods or drugs. The business of the JV Company is not outside the main line of business of the Company. This joint venture will help the Company and Nestlé India to combine their strengths and grow their complementary nutraceuticals portfolios, in the metabolic, hospitals nutrition, healthy ageing, general wellness, women’s health and child nutrition categories to take nutraceutical products to consumers across India and Nepal.

5	Brief details of any governmental or regulatory approvals required for the acquisition	Not applicable
6	Indicative time period for completion of the acquisition	The JV Company has allotted 73,43,49,000 Equity shares of Rs. 10/- each, at par, to the Company on August 1, 2024
7	Nature of consideration- whether cash consideration or share swap and details of the same	Cash consideration
8	Cost of acquisition or the price at which the shares are acquired	Cash consideration of Rs.7,34,34,90,000/- (Rupees Seven Hundred Thirty-Four Crores, Thirty-Four Lakhs and Ninety Thousand Only) towards subscription of 73,43,49,000 Equity shares of Rs.10/- each, at par, on rights basis.
9	Percentage of shareholding / control acquired and / or number of shares acquired

Post the said acquisition, the Company continues to hold 51% share capital i.e., 73,44,00,000 Equity shares of Rs. 10/- each amounting to Rs. 7,34,40,00,000/- (Rupees Seven Hundred Thirty-Four Crores and Forty Lakhs) in the JV Company.

Nestlé India will also continue to hold 49% share capital, i.e., 70,56,00,000 Equity shares of Rs. 10/- in the said JV Company.

10	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

The JV Company is incorporated on March 14, 2024 having registered office at 8-2-337, Banjara Hills, Road No. 3, Hyderabad, Banjara Hills, Hyderabad, Khairatabad, Telangana, India, 500034. The paid up share capital of JV Company is Rs. 14,40,00,00,000/- (One Thousand Four Hundred and Forty Crores). The JV Company will, inter alia, deal with global range of nutritional health solutions as well as vitamins, minerals and health supplements.

The history of last 3 years turnover or revenue or income and net worth details are not applicable, as the JV Company is a newly incorporated company.

Annexure - B

Disclosure in terms of Regulation 30 of the SEBI Listing Regulations, read with SEBI Circular No. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023

Sl. No.	Particulars	Descriptions
1.	Name of the entity(ies) with whom agreement/ JV is signed	The Company has entered into definitive and conclusive License Agreement (“Agreement”) with “Dr. Reddy’s and Nestlé Health Science Limited” (formerly, ‘Dr. Reddy’s Nutraceuticals Limited) (“JV Company”), to permit the JV Company to undertake the business in relation to the Company’s licensed products, in the territory of India and Nepal.
2.	Area of agreement/JV	The Agreement is to permit the JV Company to commercialise the Company’s licensed products under the Company’s trademarks, on the terms and conditions mentioned therein.
3.	Domestic/International	In the territory of India and Nepal
4.	Share Exchange Ratio / JV Ratio	Not applicable. However, the Company is holding 51% share capital of the JV Company and Nestlé India Limited (“Nestlé India”) is holding 49% share capital of the JV Company.
5.	Scope of business operation of agreement/ JV	Same as mentioned in Clause 2
6.	Details of consideration paid / received in agreement / JV	In consideration of the rights granted under the Agreement by the Company, the JV Company has paid to the Company an upfront amount of Rs. 821.70 Crore.
7.	Significant terms and conditions of agreement / JV in brief

▪  In consideration of the rights granted under the Agreement by the Company, the JV Company has paid to the Company an upfront amount of Rs. 821.70 Crore.

▪  Subsequently upon sale of products, the royalty will be paid to the Company by JV Company, in terms of the Agreement.

8.	Whether the acquisition would fall within related party transactions and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arm’s length”	The JV Company is a related party to the Company. The transaction is done at “arms-length”. Save and except as mentioned herein, the promoter/ promoter group/ group companies of the Company do not have any interest in the above transaction with the JV Company.
9.	Size of the entity(ies)

As the JV Company is a newly incorporated company on March 14, 2024, it has no turnover or revenue.

The paid up equity share capital of JV Company is Rs. 1440 Crore divided into 144 Crore equity shares of Rs.10 each.

10.	Rationale and benefit expected	The JV Company has been formed to strengthen and grow complementary nutraceuticals portfolios in India and other agreed territories in the metabolic, hospitals nutrition, healthy ageing, general wellness, women’s health and child nutrition categories to take nutraceutical products to consumers across India and Nepal.